Exhibit 3.1

AMENDMENT TO ARTICLE II, SECTION 2.8 OF

AMENDED AND RESTATED BYLAWS

OF

T2 BIOSYSTEMS, INC.

(a Delaware corporation)

2.8 QUORUM.

Unless otherwise provided by law, the certificate of incorporation or these bylaws, the holders of ~~a majority~~ at least one-third in voting power of the ~~capital stock~~ common stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) a majority in voting power of the stockholders entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.